UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Beacon Roofing Supply, Inc.

(Name of Subject Company)

Beacon Roofing Supply, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

073685109

(CUSIP Number of Class of Securities)

Christine E. Reddy

Executive Vice President, General Counsel & Corporate Secretary

Beacon Roofing Supply, Inc.

505 Huntmar Park Drive, Suite 300

Herndon, Virginia 20170

(571) 323-3939

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kai H.E. Liekefett

Leonard Wood

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

(212) 839-8744

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 27, 2025, Beacon Roofing Supply, Inc. distributed the following message to its employees:

Dear Beacon Team,

You may have seen today that we issued a press release confirming that QXO, Inc., has commenced an unsolicited tender offer to acquire all outstanding shares of the Company’s common stock for $124.25 per share in cash. You can find our press release here.

In practical terms, a tender offer is an offer made directly to a company’s shareholders to purchase their stock. A tender offer must comply with certain rules and regulations of the SEC. Consistent with its fiduciary duties and in consultation with its financial and legal advisors, our Board will thoroughly evaluate QXO’s tender offer to determine the course of action that it believes is in the best interests of Beacon and its shareholders. However, as we noted in our response release, QXO’s offer price remains unchanged from its November 11, 2024, proposal, which our Board unanimously rejected.

For those of you who are shareholders, no action is required at this time. The Board is evaluating and will provide its formal recommendation regarding the tender offer to all shareholders within ten business days, and therefore we advise all Beacon shareholders to take no action at this time.

I want to emphasize that it is business as usual for all of us and this news has no impact on our strategy or day-to-day operations. We should continue to do what we do best – providing our customers with exceptional products and service.

As a reminder, and consistent with our company policy, please direct all inquiries to Jennifer Lewis at corporatecommunications@becn.com. As always, it is important to remain vigilant with respect to any unusual requests, particularly in light of an increase in phishing attempts. If an email or text message looks even slightly suspicious, please report it to our IT team immediately.

I see and feel your constant dedication to Beacon, thank you. We will continue to keep you updated as we move ahead.

Julian

Julian Francis

CEO & President

505 Huntmar Park Drive, Suite 300

Herndon, VA 20170

becn.com

Forward Looking Statements

These materials contain information that may constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “estimate,” “expect,” “believe,” “will likely result,” “outlook,” “project” and other words and expressions of similar meaning. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, those set forth in the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended December 31, 2023 and subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this release are qualified by the factors, risks and uncertainties contained therein. In addition, the forward-looking statements included in these materials represent the Company’s views as of the date of these materials and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this release.

Important Information for Investors and Stockholders

These materials do not constitute an offer to buy or solicitation of an offer to sell any securities. The Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Any solicitation/recommendation statement filed by the Company that is required to be mailed to shareholders will be mailed to shareholders. THE COMPANY’S INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a copy of the solicitation/recommendation statement on Schedule 14D-9, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials & Presentations” section of the Company’s website, https://ir.beaconroofingsupply.com/, or by contacting Binit.Sanghvi@becn.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Important Additional Information

The Company intends to file a proxy statement on Schedule 14A, an accompanying BLUE proxy card, and other relevant documents with the SEC in connection with such solicitation of proxies from the Company’s shareholders for the Company’s 2025 Annual Meeting of Shareholders. THE COMPANY’S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING BLUE PROXY CARD, AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a copy of the definitive proxy statement, an accompanying BLUE proxy card, any amendments or supplements to the definitive proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials & Presentations” section of the Company’s website, https://ir.beaconroofingsupply.com/.

Participants in the Solicitation

The Company, each of its directors (Stuart A. Randle, Barbara Fast, Alan Gershenhorn, Melanie Hart Housey, Racquel Harris Mason, Robert M. McLaughlin, Earl Newsome, Neil S. Novich, and Douglas L. Young) and certain of its executive officers (Julian Francis, President & Chief Executive Officer and Prithvi Gandhi, Executive Vice President & Chief Financial Officer) are deemed to be “participants” (as defined in Schedule 14A under the Exchange Act of 1934, as amended) in the solicitation of proxies from the Company’s shareholders in connection with matters to be considered at the Company’s 2025 Annual Meeting of Shareholders. Information about the names of the Company’s directors and officers, their respective interests in the Company by security holdings or otherwise, and their respective compensation is set forth in the sections entitled “Information About our Nominees,” “Compensation of Directors,” “Information on Executive Compensation” and “Stock Ownership” of the Company’s Proxy Statement on Schedule 14A in connection with the 2024 Annual Meeting of Shareholders, filed with the SEC on April  3, 2024 (available here), the Company’s Annual Report on Form 10-K filed with the SEC on February  28, 2024 (available here) and the Company’s Current Report on Form 8-K filed with the SEC on April  23, 2024 (available here). Supplemental information regarding the participants’ holdings of the Company’s securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on May 28, 2024 and May 17, 2024 for Mr.  Randle (available here and here); May 17, 2024 for Ms. Fast (available here); May 17, 2024 for Mr.  Gershenhorn (available here); May 17, 2024 for Ms.  Housey (available here); May 17, 2024 for Ms.  Mason (available here); May 17, 2024 for Mr.  McLaughlin (available here); May 17, 2024 for Mr.  Newsome (available here); May 17, 2024 for Mr. Novich (available here); May 17, 2024 for Mr.  Young (available here); May 22, 2024 for Mr.  Francis (available here); and August 8, 2024 and May 21, 2024 for Mr.  Gandhi (available here and here). Such filings are also available on the Company’s website at https://ir.beaconroofingsupply.com/financials-and-presentations/sec-filings.